UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: May 22, 2006	By	/s/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2006

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

[Contents]

Note:	“Combined” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. ,
MU Strategic Partner, Co., Ltd. (“MUSP”) (former “UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) .

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of March 31,	As of March 31, 2005		Increase/
	2006	(BTM)	(Reference)	(Decrease)
(in millions of yen)	(A)	(B)	(UFJ)	(A) - (B)
Assets:
Cash and due from banks	11,274,216	7,833,571	5,595,627	3,440,644
Call loans and bills bought	2,660,810	713,930	516,438	1,946,880
Receivables under resale agreements	266,340	500,490	1,778,107	(234,150)
Receivables under securities borrowing transactions	2,738,240	5,102,272	952,354	(2,364,031)
Commercial paper and other debt purchased	2,533,592	1,971,327	350,741	562,265
Trading assets	5,773,838	7,218,616	2,880,161	(1,444,777)
Money held in trust	283,487	449,476	10,767	(165,988)
Investment securities	42,246,750	22,877,391	19,737,709	19,369,358
Allowance for losses on investment securities	(27,016)	(1,174)	(3,788)	(25,842)
Loans and bills discounted	76,279,697	38,785,954	35,269,656	37,493,743
Foreign exchanges	1,262,744	682,367	653,110	580,376
Other assets	5,429,392	2,617,603	1,841,913	2,811,788
Premises and equipment	1,222,281	690,479	531,574	531,801
Deferred tax assets	709,616	372,436	983,474	337,179
Goodwill	7,117	—	3,076	7,117
Customers’ liabilities for acceptances and guarantees	9,344,346	4,395,255	3,940,977	4,949,090
Allowance for loan losses	(1,232,496)	(577,043)	(1,411,672)	(655,452)

Total assets	160,772,959	93,632,955	73,630,230	67,140,003

Liabilities:
Deposits	107,528,644	57,732,529	48,023,604	49,796,115
Negotiable certificates of deposit	5,457,746	1,724,336	3,384,304	3,733,409
Call money and bills sold	8,344,368	8,671,196	4,598,862	(326,827)
Payables under repurchase agreements	3,948,282	2,635,665	2,802,524	1,312,617
Payables under securities lending transactions	2,105,030	2,194,155	955,539	(89,125)
Commercial paper	324,384	349,534	87,638	(25,149)
Trading liabilities	1,132,347	3,319,223	1,900,434	(2,186,875)
Borrowed money	2,454,938	1,065,189	815,765	1,389,749
Foreign exchanges	1,311,945	927,331	148,955	384,613
Short-term corporate bonds	375,700	619,700	464,200	(244,000)
Bonds and notes	5,415,141	3,565,588	2,552,359	1,849,553
Bonds with warrants	—	49,165	—	(49,165)
Other liabilities	4,184,752	2,117,983	1,390,561	2,066,769
Reserve for employees’ bonuses	28,293	16,246	6,074	12,046
Reserve for employees’ retirement benefits	51,622	36,152	6,793	15,469
Reserve for expenses related to EXPO 2005 Japan	—	164	—	(164)
Reserves under special laws	31	1,457	—	(1,425)
Deferred tax liabilities	64,205	56,358	24,043	7,847
Deferred tax liabilities on land revaluation excess	202,531	124,846	67,661	77,685
Acceptances and guarantees	9,344,346	4,395,255	3,940,977	4,949,090

Total liabilities	152,274,314	89,602,081	71,170,300	62,672,233

Minority interest	1,724,584	386,834	779,336	1,337,749

Shareholder’s equity:
Capital stock	996,973	996,973	1,258,582	—
Capital surplus	2,767,590	806,928	893,324	1,960,661
Retained earnings	1,620,151	1,346,203	(705,016)	273,947
Land revaluation excess	245,686	159,585	98,632	86,101
Unrealized gains on securities available for sale	1,187,117	450,852	227,189	736,264
Foreign currency translation adjustments	(43,458)	(116,503)	(92,119)	73,045

Total shareholder’s equity	6,774,059	3,644,039	1,680,593	3,130,020

Total liabilities, minority interest and shareholder’s equity	160,772,959	93,632,955	73,630,230	67,140,003

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the year ended March 31,	For the year ended March 31, 2005		Increase/
	2006	(BTM)	(Reference)	(Decrease)
(in millions of yen)	(A)	(B)	(UFJ)	(A) - (B)
Ordinary income:
Interest income:	1,800,672	1,174,862	971,100	625,809
Interest on loans and discounts	1,098,606	750,480	697,712	348,126
Interest and dividends on securities	422,549	230,343	193,539	192,205
Trust fees	21,551	17,243	—	4,307
Fees and commissions	586,527	482,561	367,748	103,966
Trading profits	107,437	119,369	28,977	(11,931)
Other business income	236,027	177,791	428,072	58,236
Other ordinary income	179,598	141,688	215,000	37,909

Total ordinary income	2,931,816	2,113,517	2,010,900	818,298

Ordinary expenses:
Interest expense:	690,371	342,018	197,060	348,352
Interest on deposits	344,025	166,601	71,892	177,424
Fees and commissions	73,971	55,412	59,581	18,559
Trading losses	687	1,403	3,476	(715)
Other business expenses	119,663	74,332	197,387	45,331
General and administrative expenses	1,102,273	874,888	589,099	227,385
Other ordinary expenses	257,333	317,898	1,515,133	(60,565)

Total ordinary expenses	2,244,300	1,665,953	2,561,739	578,347

Ordinary profit	687,515	447,564	(550,839)	239,951

Special gains	294,484	36,745	345,330	257,739
Special losses	16,239	12,529	41,252	3,710

Income before income taxes and others	965,760	471,780	(246,762)	493,980

Income taxes-current	74,347	68,262	10,469	6,085
Income taxes-deferred	354,651	99,495	226,735	255,156
Minority interest	52,614	40,546	18,756	12,068

Net income	484,147	263,476	(502,724)	220,670

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31,	For the year ended March 31, 2005		Increase/ (Decrease) (A) - (B)
	2006	(BTM)	(Reference)
(in millions of yen)	(A)	(B)	(UFJ)
Balance of capital surplus at beginning of fiscal year	806,928	681,928	806,184	125,000
Increase:	1,960,661	125,000	418,998	1,835,661
Issuance of common stock due to capital increase	—	125,000	418,998	(125,000)
Increase due to the merger	1,960,661	—	—	1,960,661
Decrease:	—	—	331,858	—
Transfer to retained earnings	—	—	331,858	—

Balance of capital surplus at end of fiscal year	2,767,590	806,928	893,324	1,960,661

Balance of retained earnings at beginning of fiscal year	1,346,203	1,256,278	(536,592)	89,925
Increase:	1,148,296	271,596	334,303	876,700
Net income	484,147	263,476	—	220,670
Transfer from capital surplus	—	—	331,858	—
Reversal of revaluation reserve for land	2,476	8,119	2,444	(5,642)
Increase due to the merger	661,672	—	—	661,672
Decrease:	874,348	181,670	502,726	692,677
Cash dividends	806,276	180,941	—	625,335
Bonuses to directors of consolidated subsidiaries	47	75	2	(28)
Decrease due to increase of consolidated subsidiaries and companies accounted for by the equity method resulting from merger	59,268	—	—	59,268
Decrease due to decrease of companies accounted for by the equity method	1,055	654	—	401
Accounting change in overseas consolidated subsidiary	7,700	—	—	7,700
Net loss	—	—	502,724	—

Balance of retained earnings at end of fiscal year	1,620,151	1,346,203	(705,016)	273,947

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of March 31,	As of March 31, 2005		Increase/
	2006	(BTM)	(Reference)	(Decrease)
(in millions of yen)	(A)	(B)	(UFJ)	(A) - (B)
Assets:
Cash and due from banks	10,846,488	7,519,389	5,639,164	3,327,099
Call loans	1,995,900	587,293	368,125	1,408,607
Receivables under resale agreements	193,473	70,081	—	123,391
Receivables under securities borrowing transactions	2,738,240	3,191,355	952,354	(453,115)
Bills bought	530,200	—	120,000	530,200
Commercial paper and other debt purchased	1,753,884	943,004	157,981	810,880
Trading assets	5,804,223	3,924,110	1,107,776	1,880,113
Money held in trust	283,155	402,617	5,013	(119,462)
Investment securities	42,159,651	22,802,738	19,893,126	19,356,913
Allowance for losses on investment securities	(134,331)	(1,174)	(65,501)	(133,157)
Loans and bills discounted	69,587,196	35,095,790	33,745,516	34,491,406
Foreign exchanges	1,265,985	685,012	644,439	580,972
Other assets	3,158,035	1,634,904	1,351,442	1,523,131
Premises and equipment	1,056,743	557,688	503,480	499,054
Deferred tax assets	599,840	375,901	953,903	223,939
Customers’ liabilities for acceptances and guarantees	6,180,736	3,763,603	4,096,865	2,417,133
Allowance for loan losses	(928,134)	(442,121)	(1,289,645)	(486,012)

Total assets	147,091,292	81,110,195	68,184,043	65,981,096

Liabilities:
Deposits	101,092,544	53,192,258	46,902,886	47,900,285
Negotiable certificates of deposit	5,716,110	1,770,742	3,534,104	3,945,368
Call money	1,769,921	1,169,063	1,143,810	600,858
Payables under repurchase agreements	3,821,352	2,146,605	947,629	1,674,747
Payables under securities lending transactions	1,922,450	669,180	873,986	1,253,269
Bills sold	6,536,500	6,957,800	3,425,342	(421,300)
Trading liabilities	1,101,840	776,630	185,283	325,209
Borrowed money	3,998,983	1,406,074	1,750,953	2,592,908
Foreign exchanges	1,315,382	927,977	151,016	387,404
Short-term corporate bonds	375,700	619,700	464,200	(244,000)
Bonds and notes	3,956,690	2,520,525	1,985,780	1,436,165
Other liabilities	2,469,563	1,533,546	881,547	936,017
Reserve for employees’ bonuses	14,218	6,576	1,553	7,641
Reserve for employees’ retirement benefits	11,153	17,731	—	(6,578)
Reserve for expenses related to EXPO 2005 Japan	—	164	—	(164)
Reserves under special laws	31	31	—	—
Deferred tax liabilities on land revaluation excess	202,531	124,846	67,661	77,685
Acceptances and guarantees	6,180,736	3,763,603	4,096,865	2,417,133

Total liabilities	140,485,710	77,603,060	66,412,622	62,882,650

Shareholder’s equity:
Capital stock	996,973	996,973	1,258,582	—
Capital surplus:	2,767,590	806,928	893,324	1,960,661
Capital reserve	2,767,590	806,928	893,324	1,960,661
Retained earnings:	1,404,884	1,096,212	(624,897)	308,672
Revenue reserve	190,044	190,044	—	—
Voluntary reserves	720,629	664,890	—	55,739
Unappropriated profit:	494,209	241,277	(624,897)	252,932
Net income	450,799	227,486	(627,276)	223,312
Land revaluation excess	245,742	159,585	98,787	86,156
Unrealized gains on securities available for sale	1,190,391	447,436	145,622	742,954

Total shareholder’s equity	6,605,581	3,507,135	1,771,420	3,098,445

Total liabilities and shareholder’s equity	147,091,292	81,110,195	68,184,043	65,981,096

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the year ended March 31,	For the year ended March 31,2005		Increase/ (Decrease) (A) - (B)
	2006	(BTM)	(Reference)
(in millions of yen)	(A)	(B)	(UFJ)
Ordinary income:
Interest income:	1,449,881	935,883	893,789	513,997
Interest on loans and discounts	787,546	566,256	630,429	221,289
Interest and dividends on securities	405,407	228,556	204,751	176,850
Fees and commissions	341,553	239,979	289,713	101,573
Trading profits	101,096	66,526	19,410	34,569
Other business income	218,467	185,970	287,197	32,497
Other ordinary income	106,016	110,904	212,871	(4,887)

Total ordinary income	2,217,015	1,539,264	1,702,983	677,750

Ordinary expenses:
Interest expense:	620,716	286,885	192,270	333,830
Interest on deposits	306,435	148,631	66,716	157,803
Fees and commissions	72,999	50,340	99,654	22,659
Trading losses	9,505	1,398	—	8,106
Other business expenses	110,157	88,303	63,910	21,854
General and administrative expenses	687,990	513,635	479,678	174,355
Other ordinary expenses	152,753	259,718	1,538,653	(106,964)

Total ordinary expenses	1,654,123	1,200,281	2,374,167	453,842

Ordinary profit	562,892	338,983	(671,184)	223,908

Special gains	266,005	21,901	310,394	244,104
Special losses	15,213	9,730	37,760	5,482

Income before income taxes and others	813,684	351,154	(398,549)	462,529

Income taxes-current	14,764	24,216	1,220	(9,452)
Income taxes-deferred	348,120	99,450	227,505	248,669

Net income	450,799	227,486	(627,276)	223,312

Unappropriated retained earnings brought forward	680,981	28,705	—	652,275
Reduction in land revaluation excess	2,476	8,119	2,378	(5,642)
Interim dividends	640,047	23,034	—	617,013
Unappropriated retained earnings	494,209	241,277	(624,897)	252,932

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

(in billions of yen)

	As of March 31, 2006
	Notional principal or contract amount	Market value
Interest rate futures	3,323.4	(2.3)
Interest rate swaps	30,255.2	(151.5)
Currency swaps etc.	5,477.7	(37.8)
Other interest rate-related transactions	416.9	0.2
Other	156.0	0.7

Total		(190.7)

Note : Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

(in billions of yen)

	As of March 31, 2006
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	7,772.5	15,420.6	1,724.4	24,917.6
Receive-floater/pay-fix	1,083.9	2,762.1	1,461.5	5,307.6
Receive-floater/pay-floater	—	10.0	20.0	30.0

Total	8,856.4	18,192.7	3,206.0	30,255.2

2. Deferred gains (losses) [Consolidated]

(in billions of yen)

	As of March 31, 2006
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	5.0	12.1	(7.0)
Interest rate swaps	182.8	368.6	(185.7)
Currency swaps etc.	46.2	42.7	3.4
Other interest rate-related transactions	0.2	0.5	(0.2)
Other	0.6	0.0	0.5

Total	235.0	424.1	(189.1)

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2006 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

7. Financial Results [Consolidated]

The following financial results of this year disclosed adding up the consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited.

The following financial results of the previous year disclosed adding up the consolidated results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(in millions of yen)

	For the year ended March 31, 2006(A)	For the year ended March 31, 2005(B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,864,946	2,838,940	26,006
Net interest income	1,683,594	1,608,768	74,825
Trust fees	21,551	17,243	4,307
Net fees and commissions	774,450	735,316	39,134
Net trading profits	37,943	143,467	(105,523)
Net other business income	347,406	334,143	13,262
Net gains (losses) on debt securities	(24,160)	94,417	(118,578)
General and administrative expenses	1,533,998	1,405,608	128,390
Net business profits before provision for formula allowance for loan losses	1,330,947	1,433,331	(102,384)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	1,330,947	1,433,331	(102,384)
Net non-recurring losses	(187,098)	(1,536,606)	1,349,508
Credit related costs (2)	(184,902)	(1,213,056)	1,028,153
Losses on loan charge-offs	(140,187)	(598,175)	457,987
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(44,714)	(614,880)	570,166
Net gains on equity securities	56,529	(186,582)	243,111
Gains on sales of equity securities	107,860	221,629	(113,768)
Losses on sales of equity securities	(21,999)	(54,538)	32,539
Losses on write-down of equity securities	(29,332)	(353,673)	324,341
Equity in profit of affiliates	13,672	6,351	7,321
Other	(72,398)	(143,320)	70,921

Ordinary profit	1,143,848	(103,275)	1,247,124

Net special gains	599,419	328,293	271,126
Gains on loans charged-off (3)	91,149	69,919	21,229
Reversal of allowance for loan losses (4)	528,302	222,104	306,197
Losses on impairment of fixed assets	(18,136)	(4,727)	(13,409)
Income before income taxes and others	1,743,268	225,018	1,518,250
Income taxes-current	103,833	78,732	25,101
Income taxes-deferred	465,981	326,230	139,751
Minority interest	64,909	59,302	5,606

Net income	1,108,544	(239,247)	1,347,792

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ, Ltd. + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	343,400	(990,951)	1,334,351

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	434,549	(921,031)	1,355,581

Number of consolidated subsidiaries	174	194	(20)
Number of affiliated companies accounted for by the equity method	45	46	(1)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Financial Results [Non-Consolidated]

The following financial results of this year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited. The following financial results of the previous year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(in millions of yen)

	For the year ended March 31, 2006(A)	For the year ended March 31, 2005(B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,086,542	2,137,593	(51,050)
Domestic gross profits	1,376,391	1,491,221	(114,830)
Net interest income	1,063,668	1,092,180	(28,512)
Net fees and commissions	320,659	287,499	33,160
Net trading profits	(21,269)	5,496	(26,766)
Net other business income	13,332	106,044	(92,711)
Net gains (losses) on debt securities	(5,663)	89,466	(95,130)
Non-domestic gross profits	710,151	646,371	63,779
Net interest income	257,256	260,219	(2,963)
Net fees and commissions	93,890	92,199	1,691
Net trading profits	45,379	79,042	(33,662)
Net other business income	313,624	214,910	98,713
Net gains on debt securities	(13,056)	7,530	(20,587)
General and administrative expenses	998,831	936,169	62,661
Personnel expenses	340,994	314,163	26,831
Non-personnel expenses	598,923	569,956	28,967
Taxes	58,913	52,050	6,862
Net business profits before provision for formula allowance for loan losses	1,087,711	1,201,423	(113,712)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	1,087,711	1,201,423	(113,712)
Net non-recurring losses	(151,988)	(1,533,624)	1,381,635
Credit related costs (2)	(130,691)	(1,097,031)	966,340
Losses on loan charge-offs	(101,077)	(535,612)	434,535
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(29,613)	(561,418)	531,805
Net gains (losses) on equity securities	104,020	(250,919)	354,939
Gains on sales of equity securities	151,879	245,649	(93,769)
Losses on sales of equity securities	(10,679)	(32,988)	22,309
Losses on write-down of equity securities	(37,179)	(463,579)	426,399
Others	(125,317)	(185,673)	60,356

Ordinary profit	935,722	(332,200)	1,267,923

Net special gains	677,035	284,804	392,230
Gains on loans charged-off (3)	79,479	39,209	40,270
Reversal of allowance for loan losses (4)	616,621	204,544	412,076
Losses on impairment of fixed assets	(18,066)	(3,283)	(14,782)
Income before income taxes	1,612,757	(47,395)	1,660,153
Income taxes-current	17,772	25,437	(7,665)
Income taxes-deferred	480,901	326,956	153,945
Net income	1,114,083	(399,789)	1,513,873

Total credit costs (1)+(2)+(4)	485,929	(892,487)	1,378,416

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	565,409	(853,277)	1,418,687

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Financial Results [Combined]

The following financial results of this year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., UFJ Bank Limited, “MUSP” and “UFJEI” after adjusting inter-company transactions.

The following financial results of the previous year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI” after adjusting inter-company transactions.

(in millions of yen)

	For the year ended March 31, 2006(A)	For the year ended March 31, 2005(B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,054,578	2,143,253	(88,674)
Domestic gross profits	1,344,427	1,496,881	(152,453)
Net interest income	1,031,940	1,097,511	(65,570)
Net fees and commissions	320,533	288,095	32,438
Net trading profits	(21,269)	5,496	(26,766)
Net other business income	13,222	105,777	(92,554)
Net gains (losses) on debt securities	(5,663)	89,466	(95,130)
Non-domestic gross profits	710,151	646,371	63,779
Net interest income	257,256	260,219	(2,963)
Net fees and commissions	93,890	92,199	1,691
Net trading profits	45,379	79,042	(33,662)
Net other business income	313,624	214,910	98,713
Net gains on debt securities	(13,056)	7,530	(20,587)
General and administrative expenses	1,000,431	938,826	61,604
Personnel expenses	341,317	314,791	26,526
Non-personnel expenses	599,187	570,739	28,447
Taxes	59,925	53,294	6,630
Net business profits before provision for formula allowance for loan losses	1,054,147	1,204,426	(150,278)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	1,054,147	1,204,426	(150,278)
Net non-recurring losses	(149,276)	(1,563,126)	1,413,850
Credit related costs (2)	(125,609)	(1,120,456)	994,846
Losses on loan charge-offs	(101,330)	(550,866)	449,535
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(24,279)	(569,590)	545,311
Net gains (losses) on equity securities	104,637	(286,249)	390,887
Gains on sales of equity securities	158,494	227,262	(68,767)
Losses on sales of equity securities	(16,677)	(49,932)	33,255
Losses on write-down of equity securities	(37,179)	(463,579)	426,399
Others	(128,304)	(156,420)	28,116

Ordinary profit	904,871	(358,700)	1,263,571

Net special gains	683,264	334,965	348,298
Gains on loans charged-off (3)	83,628	62,207	21,420
Reversal of allowance for loan losses (4)	618,704	231,706	386,997
Losses on impairment of fixed assets	(18,066)	(3,283)	(14,782)
Income before income taxes	1,588,135	(23,734)	1,611,870
Income taxes-current	34,065	25,447	8,617
Income taxes-deferred	464,953	327,352	137,600
Net income	1,089,116	(376,535)	1,465,651

Total credit costs (1)+(2)+(4)	493,094	(888,750)	1,381,844

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	576,722	(826,542)	1,403,264

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

8. Average Interest Rate Spread

The following average interest rate spread of the previous year disclosed of The Bank of Tokyo-Mitsubishi, Ltd.’s results.

[Non-Consolidated]		(percentage per annum)

	For the year ended		Increase/
	March 31,		(Decrease)
	2006(A)	2005(B)	(A) - (B)
Total average interest rate on interest-earning assets (a)	1.77	1.41	0.35
Average interest rate on Loans and bills discounted	1.78	1.62	0.16
Average interest rate on Investment securities	1.38	0.91	0.46
Total average interest rate on interest-bearing liabilities (b)	1.43	1.08	0.35
Average interest rate on Deposits and NCD	0.50	0.29	0.21
Average interest rate on external liabilities	0.54	0.37	0.17
Total average interest rate spread (a)-(b)	0.34	0.33	0.00

Average interest rate spread in domestic business segment:		(percentage per annum)

Total average interest rate on interest-earning assets (a)	1.05	1.00	0.05
Average interest rate on Loans and bills discounted	1.34	1.38	(0.04)
Average interest rate on Investment securities	0.71	0.50	0.20
Total average interest rate on interest-bearing liabilities (b)	0.78	0.70	0.07
Average interest rate on Deposits and NCD	0.02	0.02	(0.00)
Average interest rate on external liabilities	0.15	0.20	(0.04)
Total average interest rate spread (a)-(b)	0.27	0.29	(0.02)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

The following Valuation differences of the previous year disclosed of The Bank of Tokyo-Mitsubishi, Ltd.’s results.

[Consolidated]					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(14,840)	(32,608)	1,560	16,400	17,767	17,768	1
Securities available for sale	2,006,590	1,252,329	2,346,885	340,294	754,261	866,931	112,669
Domestic equity securities	2,036,900	1,317,124	2,061,941	25,041	719,775	771,220	51,444
Domestic bonds	(187,034)	(212,534)	4,288	191,322	25,500	32,137	6,636
Other	156,724	147,739	280,655	123,930	8,984	63,573	54,588
Total	1,991,750	1,219,721	2,348,445	356,694	772,028	884,699	112,671
Domestic equity securities	2,036,900	1,317,124	2,061,941	25,041	719,775	771,220	51,444
Domestic bonds	(202,147)	(243,989)	4,373	206,521	41,842	48,478	6,636
Other	156,997	146,586	282,129	125,131	10,411	65,000	54,589

[Non-Consolidated]					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(13,123)	(29,650)	19	13,143	16,526	16,527	1
Stocks of subsidiaries and affiliates	1,280,475	815,831	1,280,475	—	464,643	464,643	—
Securities available for sale	1,988,198	1,241,402	2,303,375	315,177	746,796	847,629	100,833
Domestic equity securities	2,001,576	1,294,916	2,026,169	24,593	706,660	757,781	51,121
Domestic bonds	(182,757)	(208,280)	4,188	186,946	25,522	32,137	6,614
Other	169,378	154,766	273,017	103,638	14,612	57,710	43,097
Total	3,255,549	2,027,583	3,583,870	328,321	1,227,966	1,328,800	100,834
Domestic equity securities	2,731,672	1,962,604	2,756,265	24,593	769,068	820,189	51,121
Domestic bonds	(195,859)	(237,723)	4,208	200,068	41,864	48,478	6,614
Other	719,736	302,703	823,396	103,659	417,033	460,132	43,098

[Combined]					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(13,123)	(29,650)	19	13,143	16,526	16,527	1
Stocks of subsidiaries and affiliates	1,280,475	815,831	1,280,475	—	464,643	464,643	—
Securities available for sale	1,988,198	1,241,402	2,303,375	315,177	746,796	847,629	100,833
Domestic equity securities	2,001,576	1,294,916	2,026,169	24,593	706,660	757,781	51,121
Domestic bonds	(182,757)	(208,280)	4,188	186,946	25,522	32,137	6,614
Other	169,378	154,766	273,017	103,638	14,612	57,710	43,097
Total	3,255,549	2,027,583	3,583,870	328,321	1,227,966	1,328,800	100,834
Domestic equity securities	2,731,672	1,962,604	2,756,265	24,593	769,068	820,189	51,121
Domestic bonds	(195,859)	(237,723)	4,208	200,068	41,864	48,478	6,614
Other	719,736	302,703	823,396	103,659	417,033	460,132	43,098

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

The following figures as of March 31, 2005 and September 30, 2005 represent the results of The Bank of Tokyo-Mitsubishi, Ltd.

[Consolidated]		(in billions of yen except percentages)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
	(Preliminary basis)
(1) Risk-adjusted capital ratio	12.48%	0.64%	1.30%	11.83%	11.17%
Tier 1 ratio	7.05%	0.19%	1.29%	6.85%	5.75%
(2) Tier 1 capital *	6,735.3	3,535.7	3,919.0	3,199.5	2,816.2
(3) Tier 2 capital includable as qualifying capital	5,332.7	2,767.9	2,641.0	2,564.8	2,691.7
i) The amount of unrealized gains on investment securities, includable as qualifying capital	910.2	566.5	354.9	343.6	555.3
ii) The amount of land revaluation excess includable as qualifying capital	201.6	73.7	74.3	127.9	127.3
iii) Subordinated debt	3,308.8	1,570.1	1,510.4	1,738.6	1,798.3
(4) Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5) Deductions from total qualifying capital	146.6	(97.0)	107.3	243.7	39.3
(6) Total qualifying capital (2)+(3)+(4)-(5)	11,921.4	6,400.7	6,452.7	5,520.6	5,468.7
(7) Risk-adjusted assets	95,520.6	48,857.8	46,572.9	46,662.8	48,947.7

Note:	* The Bank of Tokyo-Mitsubishi UFJ, Ltd.(“BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc., agreed to purchase the preferred stock issued by MU Strategic Partner Co., Ltd., a subsidiary of BTMU, from Merrill Lynch group on May 22, 2006. As a result, 120.0 billion yen has been deducted from Tier I Capital as of March 31, 2006.

[Non-Consolidated]		(in billions of yen except percentages)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
	(Preliminary basis)
(1) Risk-adjusted capital ratio	13.28%	1.06%	1.81%	12.21%	11.47%
Tier 1 ratio	7.47%	0.69%	1.64%	6.78%	5.82%
(2) Tier 1 capital	6,282.1	3,548.2	3,810.9	2,733.8	2,471.2
(3) Tier 2 capital includable as qualifying capital	5,027.6	2,631.5	2,627.8	2,396.0	2,399.7
i) The amount of unrealized gains on investment securities, includable as qualifying capital	901.3	562.2	345.9	339.1	555.4
ii) The amount of land revaluation excess includable as qualifying capital	201.7	73.7	74.3	127.9	127.3
iii) Subordinated debt	3,241.5	1,544.2	1,487.4	1,697.2	1,754.1
(4) Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5) Deductions from total qualifying capital	138.9	(65.7)	134.0	204.7	4.9
(6) Total qualifying capital (2)+(3)+(4)-(5)	11,170.7	6,245.5	6,304.7	4,925.2	4,866.0
(7) Risk-adjusted assets	84,067.7	43,759.3	41,661.5	40,308.3	42,406.1

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

2 Loan Portfolio and Other

1. Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	49,951	5,079	2,080	44,872	47,871
Past due loans	824,338	(609,776)	(394,735)	1,434,114	1,219,073
Accruing loans contractually past due 3 months or more	21,229	(40,540)	3,512	61,770	17,717
Restructured loans	878,757	(368,712)	(92,374)	1,247,469	971,131

Total	1,774,277	(1,013,949)	(481,516)	2,788,226	2,255,793

Amount of direct reduction	972,703	(397,985)	(117,689)	1,370,689	1,090,392
Loans and bills discounted	76,279,697	2,224,086	986,519	74,055,610	75,293,177

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	0.00%	0.00%	0.06%	0.06%
Past due loans	1.08%	(0.85)%	(0.53)%	1.93%	1.61%
Accruing loans contractually past due 3 months or more	0.02%	(0.05)%	0.00%	0.08%	0.02%
Restructured loans	1.15%	(0.53)%	(0.13)%	1.68%	1.28%
Total	2.32%	(1.43)%	(0.66)%	3.76%	2.99%

[Combined]

The following figures as of March 31, 2006 represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 represent the aggregated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	39,664	3,796	95	35,867	39,568
Past due loans	693,537	(620,340)	(424,973)	1,313,877	1,118,510
Accruing loans contractually past due 3 months or more	21,099	(39,244)	4,574	60,343	16,524
Restructured loans	779,976	(306,494)	(102,033)	1,086,470	882,009

Total	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613

Amount of direct reduction	789,117	(398,560)	(142,341)	1,187,677	931,459
Loans and bills discounted	69,595,801	733,135	(40,691)	68,862,666	69,636,492

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.05%	0.00%	0.00%	0.05%	0.05%
Past due loans	0.99%	(0.91)%	(0.60)%	1.90%	1.60%
Accruing loans contractually past due 3 months or more	0.03%	(0.05)%	0.00%	0.08%	0.02%
Restructured loans	1.12%	(0.45)%	(0.14)%	1.57%	1.26%

Total	2.20%	(1.42)%	(0.74)%	3.62%	2.95%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

2-1. Classification of Risk-Monitored Loans

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

Classification by geographic area

[Consolidated]			(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
Domestic	1,634,535	(720,243)	(251,028)	2,354,778	1,885,563
Overseas	139,742	(52,398)	(72,813)	192,140	212,555
Asia	15,643	(12,352)	(14,837)	27,995	30,481
Indonesia	3,121	(246)	(152)	3,367	3,273
Thailand	2,036	(2,429)	(4,146)	4,465	6,182
Hong Kong	5,396	(5,885)	(7,212)	11,282	12,608
Other	5,090	(3,789)	(3,325)	8,880	8,415
United States of America	53,217	(49,817)	(44,084)	103,035	97,302
Other	70,880	9,771	(13,891)	61,109	84,772

Total	1,774,277	(772,641)	(323,842)	2,546,918	2,098,119

Classification by type of industry of borrowers

[Consolidated]				(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
Domestic	1,634,535	(720,243)	(251,028)	2,354,778	1,885,563
Manufacturing	160,579	(50,566)	1,968	211,146	158,610
Construction	62,488	(200,140)	(14,696)	262,629	77,185
Wholesale and Retail	375,677	(179,513)	(96,968)	555,191	472,646
Banks and other financial institutions	15,979	(67,621)	(53,137)	83,601	69,117
Real estate	452,855	(180,980)	(56,497)	633,835	509,352
Services	158,435	(161,009)	(141,935)	319,445	300,371
Other industries	143,841	52,862	55,044	90,978	88,796
Consumer	264,677	66,726	55,192	197,950	209,484
Overseas	139,742	(52,398)	(72,813)	192,140	212,555
Banks and other financial institutions	62,347	14,454	(6,747)	47,893	69,094
Commercial and industrial	72,568	(64,768)	(68,189)	137,336	140,758
Other	4,825	(2,084)	2,123	6,909	2,702

Total	1,774,277	(772,641)	(323,842)	2,546,918	2,098,119

2-2. Classification of Risk-Monitored Loans

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

Classification by geographic area

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,405,279	(925,887)	(460,735)	2,331,167	1,866,014
Overseas	128,997	(36,394)	(61,600)	165,392	190,598
Asia	14,695	(12,589)	(15,041)	27,284	29,736
Indonesia	2,820	(547)	(453)	3,367	3,273
Thailand	2,036	(2,429)	(4,146)	4,465	6,182
Hong Kong	5,396	(5,885)	(7,212)	11,282	12,608
Other	4,442	(3,726)	(3,228)	8,168	7,670
United States of America	44,649	(40,474)	(41,456)	85,124	86,106
Other	69,653	16,669	(5,102)	52,983	74,755

Total	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613

Classification by type of industry of borrowers

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,405,279	(925,887)	(460,735)	2,331,167	1,866,014
Manufacturing	158,158	(52,847)	(441)	211,006	158,600
Construction	60,650	(201,978)	(16,534)	262,629	77,185
Wholesale and Retail	371,661	(183,530)	(100,978)	555,191	472,640
Banks and other financial institutions	15,979	(67,621)	(53,137)	83,601	69,117
Real estate	442,385	(191,270)	(66,817)	633,655	509,202
Services	153,824	(165,620)	(146,546)	319,445	300,371
Other industries	136,917	52,913	54,475	84,003	82,441
Consumer	65,702	(115,932)	(130,754)	181,634	196,456
Overseas	128,997	(36,394)	(61,600)	165,392	190,598
Banks and other financial institutions	62,347	15,421	(5,727)	46,926	68,075
Commercial and industrial	61,920	(55,558)	(59,972)	117,478	121,893
Other	4,730	3,742	4,099	987	630

Total	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

3. Allowance for Loan Losses

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	1,232,496	(756,219)	(253,405)	1,988,715	1,485,901
Formula allowance for loan losses	912,043	(431,123)	(44,239)	1,343,166	956,282
Specific allowance for loan losses	320,372	(324,620)	(209,161)	644,992	529,533
Allowance for loans to specific foreign borrowers	81	(475)	(4)	557	85

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	928,473	(805,629)	(236,795)	1,734,103	1,165,269
Formula allowance for loan losses	683,117	(468,615)	(51,740)	1,151,733	734,858
Specific allowance for loan losses	245,275	(335,273)	(185,050)	580,549	430,325
Allowance for loans to specific foreign borrowers	81	(1,739)	(4)	1,820	85

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (A)	1,232,496	(756,219)	(253,405)	1,988,715	1,485,901
Risk-monitored loans (B)	1,774,277	(1,013,949)	(481,516)	2,788,226	2,255,793
Coverage ratio (A)/(B)	69.46%	(1.86)%	3.59%	71.32%	65.87%

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (A)	928,473	(805,629)	(236,795)	1,734,103	1,165,269
Risk-monitored loans (B)	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613
Coverage ratio (A)/(B)	60.51%	(8.94)%	3.85%	69.45%	56.65%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

5-1. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

[Non-Consolidated]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	128,985	(102,826)	(34,324)	231,811	163,309
Claims under high risk	683,062	(557,164)	(423,306)	1,240,226	1,106,368
Claims under close observation	800,801	(346,011)	(97,448)	1,146,812	898,250

Total (1)	1,612,849	(1,006,002)	(555,079)	2,618,851	2,167,928

Normal claims	75,651,761	82,194	(1,628,136)	75,569,567	77,279,897

6-1. Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

[Non-Consolidated]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	1,158,791	(789,205)	(409,191)	1,947,997	1,567,983
Allowance for loan losses	413,395	(511,680)	(229,291)	925,075	642,687
Collateral, guarantees, etc.	745,396	(277,524)	(179,899)	1,022,920	925,296
Secured coverage ratio (2)/(1)	71.84%	(2.53)%	(0.47)%	74.38%	72.32%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]									(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)]/ (A)
Claims to bankrupt and substantially bankrupt debtors	128,985		3,881		—		125,103		100.00%		100.00%
	[231,811	]	[33,260	]	[-	]	[198,551	]	[100.00	]%	[100.00	]%
Claims under high risk	683,062		205,034		—		384,596		68.69%		86.32%
	[1,240,226	]	[506,982	]	[-	]	[490,028	]	[67.57	]%	[80.38	]%
Claims under close observation	800,801		204,479		—		235,696		36.18%		54.96%
	[1,146,812	]	[384,832	]	[-	]	[334,339	]	[47.36	]%	[62.71	]%
Sub total (1)	1,612,849		413,395		—		745,396		47.65%		71.84%
	[2,618,851	]	[925,075	]	[-	]	[1,022,920	]	[57.96	]%	[74.38	]%
Normal claims	75,651,761
	[75,569,567	]
Total (2)	77,264,610
	[78,188,418	]
Sub total (1) / Total (2)	2.08%
	[3.34	]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

5-2. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	129,988	(99,524)	(32,177)	229,512	162,165
Claims under high risk	683,351	(557,337)	(423,365)	1,240,688	1,106,716
Claims under close observation	801,075	(345,737)	(97,457)	1,146,812	898,532

Total (1)	1,614,414	(1,002,599)	(552,999)	2,617,014	2,167,414

Normal claims	75,658,859	73,593	(1,627,118)	75,585,266	77,285,977

6-2. Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	1,160,268	(785,836)	(406,998)	1,946,104	1,567,266
Allowance for loan losses	413,469	(505,895)	(227,073)	919,364	640,542
Collateral, guarantees, etc.	746,798	(279,939)	(179,925)	1,026,738	926,724
Secured coverage ratio (2)/(1)	71.86%	(2.49)%	(0.44)%	74.36%	72.31%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Combined]									(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)]/ (A)
Claims to bankrupt and substantially bankrupt debtors	129,988 [229,512	]	3,688 [27,359	]	— [-	]	126,299 [202,153	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Claims under high risk	683,351		205,216		—		384,704		68.71%		86.32%
	[1,240,688	]	[507,172	]	[-	]	[490,244	]	[67.58	]%	[80.39	]%
Claims under close observation	801,075		204,564		—		235,795		36.18%		54.97%
	[1,146,812	]	[384,832	]	[-	]	[334,339	]	[47.36	]%	[62.71	]%
Sub total (1)	1,614,414		413,469		—		746,798		47.65%		71.86%
	[2,617,014	]	[919,364	]	[-	]	[1,026,738	]	[57.81	]%	[74.36	]%
Normal claims	75,658,859
	[75,585,266	]
Total (2)	77,273,274
	[78,202,280	]
Sub total (1) / Total (2)	2.08%
	[3.34	]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

7. Progress in the Disposal of Problem Assets [Combined]

(excluding claims under close observation)

The following figures (from October 2005 to March 2006) disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited and “MUSP”. The following figures (before September 2005) disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

Historical trend of probrem assets based on the FRL											(in billions of yen)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	813.6	822.8	829.1	851.8	754.4	497.4	460.1	365.2	306.5	229.5	162.1	129.9	(32.1)
Claims under high risk	2,162.1	2,541.5	2,694.9	4,079.9	2,815.2	1,933.0	1,682.9	1,639.7	3,901.2	1,240.6	1,106.7	683.3	(423.3)

Total	2,975.8	3,364.4	3,524.1	4,931.7	3,569.7	2,430.4	2,143.0	2,004.9	4,207.7	1,470.2	1,268.8	813.3	(455.5)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors	813.6	560.4	478.2	393.6	384.6	130.1	85.9	56.9	32.6	18.1	14.4	10.2	(4.2)
Claims under high risk	2,162.1	1,563.5	1,223.8	889.1	448.1	109.4	82.8	46.9	34.3	25.3	19.4	17.2	(2.2)

Total	2,975.8	2,124.0	1,702.1	1,282.7	832.7	239.5	168.7	103.9	67.0	43.4	33.9	27.4	(6.5)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors		262.3	255.5	241.5	121.1	45.1	39.9	27.0	21.8	13.0	10.9	10.6	(0.2)
Claims under high risk		978.0	795.2	588.3	378.3	115.7	72.4	40.6	32.3	25.1	19.9	14.9	(5.0)

Total		1,240.3	1,050.8	829.9	499.4	160.9	112.3	67.7	54.2	38.1	30.9	25.5	(5.3)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors			95.3	80.5	60.8	40.5	30.0	21.4	11.2	7.5	5.2	4.2	(1.0)
Claims under high risk			675.7	371.7	226.0	145.4	87.4	41.7	27.9	18.4	15.7	12.3	(3.4)

Total			771.1	452.3	286.8	186.0	117.5	63.2	39.2	25.9	21.0	16.5	(4.5)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors				136.0	117.5	78.7	115.8	72.0	43.1	13.6	10.4	7.9	(2.4)
Claims under high risk				2,230.6	1,281.0	591.6	171.4	111.2	71.5	53.5	31.5	22.2	(9.2)

Total				2,366.6	1,398.5	670.4	287.3	183.3	114.6	67.2	41.9	30.2	(11.7)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors					70.3	58.3	40.8	26.2	21.7	8.7	4.9	3.9	(1.0)
Claims under high risk					481.6	258.3	166.6	91.8	54.1	35.9	21.8	15.3	(6.4)

Total					552.0	316.6	207.4	118.0	75.8	44.7	26.7	19.3	(7.4)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors						144.4	61.7	48.7	35.3	25.1	8.1	5.6	(2.5)
Claims under high risk						712.3	341.2	184.0	93.7	49.3	32.5	17.1	(15.4)

Total						856.8	402.9	232.8	129.1	74.4	40.7	22.7	(18.0)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors							85.8	53.8	33.2	21.1	10.7	7.1	(3.6)
Claims under high risk							760.9	196.8	114.5	81.0	50.8	31.0	(19.7)

Total							846.7	250.7	147.8	102.1	61.6	38.2	(23.4)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors								58.7	38.5	31.9	21.4	19.4	(2.0)
Claims under high risk								926.3	343.2	57.6	31.3	18.3	(13.0)

Total								985.0	381.7	89.5	52.8	37.7	(15.0)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors									68.5	25.3	16.5	9.3	(7.2)
Claims under high risk									3,129.3	579.1	312.8	186.3	(126.4)

Total									3,197.9	604.4	329.3	195.6	(133.6)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors										64.9	25.6	13.4	(12.1)
Claims under high risk										315.1	173.5	46.7	(126.7)

Total										380.0	199.1	60.2	(138.9)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors											33.5	17.0	(16.4)
Claims under high risk											396.8	156.1	(240.7)

Total											430.4	173.2	(257.1)

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors												20.8
Claims under high risk												145.4

Total												166.3

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Progress in the disposal of problem assets

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	14.4	10.2		(4.2)
Claims under high risk	19.4	17.2		(2.2)

Total	33.9	27.4		(6.5)

		(A	)	(B )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.4
Charge-off	0.9
Other	5.1
Collection of claims	4.6
Improvements in financial status	0.5

Total	6.5	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	7.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	8.8

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	10.9	10.6		(0.2)
Claims under high risk	19.9	14.9		(5.0)

Total	30.9	25.5		(5.3)

		(C	)	(D )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	0.1
Other	4.7
Collection of claims	4.3
Improvements in financial status	0.4

Total	5.3	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	10.6

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	5.2	4.2		(1.0)
Claims under high risk	15.7	12.3		(3.4)

Total	21.0	16.5		(4.5)

		(E	)	(F )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.5
Charge-off	0.2
Other	2.7
Collection of claims	2.6
Improvements in financial status	0.0

Total	4.5	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.2

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	10.4	7.9		(2.4)
Claims under high risk	31.5	22.2		(9.2)

Total	41.9	30.2		(11.7)

		(G	)	(H )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.1
Charge-off	0.4
Other	9.1
Collection of claims	8.1
Improvements in financial status	0.9

Total	11.7	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	6.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.9

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

		(in billions of yen)
	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.9	3.9		(1.0)
Claims under high risk	21.8	15.3		(6.4)

Total	26.7	19.3		(7.4)

		(I	)	(J )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	0.0
Other	6.2
Collection of claims	4.3
Improvements in financial status	1.8

Total	7.4	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.9

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	8.1	5.6		(2.5)
Claims under high risk	32.5	17.1		(15.4)

Total	40.7	22.7		(18.0)

		(K	)	(L )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	6.6
Charge-off	3.1
Other	7.9
Collection of claims	2.3
Improvements in financial status	5.5

Total	18.0	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.5

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	10.7	7.1		(3.6)
Claims under high risk	50.8	31.0		(19.7)

Total	61.6	38.2		(23.4)

		(M	)	(N )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	10.2
Charge-off	1.9
Other	10.7
Collection of claims	7.4
Improvements in financial status	3.3

Total	23.4	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	2.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.3

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	21.4	19.4		(2.0)
Claims under high risk	31.3	18.3		(13.0)

Total	52.8	37.7		(15.0)

		(O	)	(P )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	0.7
Loan sales to secondary market	0.7
Charge-off	0.5
Other	12.4
Collection of claims	7.4
Improvements in financial status	4.9

Total	15.0	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	3.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.7

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	16.5	9.3		(7.2)
Claims under high risk	312.8	186.3		(126.4)

Total	329.3	195.6		(133.6)

		(Q	)	(R )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	6.8
Charge-off	2.6
Other	123.5
Collection of claims	59.1
Improvements in financial status	64.3

Total	133.6	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	3.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.4

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	25.6	13.4		(12.1)
Claims under high risk	173.5	46.7		(126.7)

Total	199.1	60.2		(138.9)

		(S	)	(T )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	1.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	11.9
Charge-off	1.0
Other	124.0
Collection of claims	104.9
Improvements in financial status	19.1

Total	138.9	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	9.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	13.4

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	33.5	17.0		(16.4)
Claims under high risk	396.8	156.1		(240.7)

Total	430.4	173.2		(257.1)

		(U	)	(V )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.6
Re-constructive disposition	2.5
Improvements in financial status due to re-constructive disposition	3.6
Loan sales to secondary market	92.0
Charge-off	13.3
Other	145.0
Collection of claims	117.4
Improvements in financial status	27.5

Total	257.1	(V)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	7.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	9.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	17.0

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL

	(in billions of yen	)

	As of March 31, 2006 (b)
Claims to bankrupt and substantially bankrupt debtors	20.8
Claims under high risk	145.4

Total	166.3

	(W	)

Above (W) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	8.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	7.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	15.5

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

8-1. Classification of Loans by Type of Industry

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(1) Loans by type of industry [Non-Consolidated]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	61,236,728	(1,242,660)	(1,451,595)	62,479,389	62,688,323
Manufacturing	6,446,579	(977,054)	(650,740)	7,423,633	7,097,319
Agriculture	20,294	2,054	1,921	18,240	18,373
Forestry	17,247	(5,588)	25	22,835	17,222
Fishery	6,095	628	279	5,467	5,816
Mining	49,781	(11,254)	2,813	61,035	46,968
Construction	1,512,029	(267,319)	(55,992)	1,779,348	1,568,021
Utilities	338,338	(2,448)	(22,388)	340,786	360,726
Media and Communication	963,765	(14,108)	(4,058)	977,873	967,823
Wholesale and Retail	7,161,759	(543,648)	(336,320)	7,705,407	7,498,079
Banks and other financial institutions	5,097,276	85,532	7,867	5,011,744	5,089,409
Real estate	8,298,544	(530,479)	(171,412)	8,829,023	8,469,956
Services	5,358,266	(856,653)	(487,600)	6,214,919	5,845,866
Municipal government	833,649	86,514	99,621	747,135	734,028
Other industries	25,133,106	1,791,162	164,388	23,341,944	24,968,717

Overseas offices and loans booked at offshore markets	8,350,468	1,988,550	1,412,310	6,361,917	6,938,157

Total	69,587,196	745,890	(39,284)	68,841,306	69,626,480

(2) Domestic consumer loans [Non-Consolidated]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	18,374,781	(128,722)	(339,441)	18,503,503	18,714,222
Housing loans	17,113,720	66,057	(228,923)	17,047,663	17,342,643
Others	1,261,061	(194,779)	(110,517)	1,455,840	1,371,578

(3) Domestic loans to small and medium-sized companies [Non-Consolidated]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	40,131,359	(714,170)	(305,209)	40,845,529	40,436,568
Percentage to total domestic loans	65.53%	0.16%	1.03%	65.37%	64.50%

Note: Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Bank Limited, 264,900 million yen and 278,400 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

8-2. Classification of Loans by Type of Industry

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

(1) Loans by type of industry [Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	61,245,333	(1,255,415)	(1,453,002)	62,500,748	62,698,335
Manufacturing	6,446,717	(977,286)	(650,793)	7,424,003	7,097,510
Agriculture	20,294	2,054	1,921	18,240	18,373
Forestry	17,247	(5,588)	25	22,835	17,222
Fishery	6,095	628	279	5,467	5,816
Mining	49,781	(11,254)	2,813	61,035	46,968
Construction	1,512,230	(267,439)	(56,054)	1,779,669	1,568,284
Utilities	338,338	(2,448)	(22,388)	340,786	360,726
Media and Communication	963,765	(14,109)	(4,058)	977,874	967,823
Wholesale and Retail	7,162,401	(544,397)	(336,444)	7,706,798	7,498,845
Banks and other financial institutions	5,097,276	85,530	7,867	5,011,746	5,089,409
Real estate	8,306,062	(534,353)	(172,357)	8,840,415	8,478,419
Services	5,358,332	(864,068)	(487,660)	6,222,400	5,845,992
Municipal government	833,649	86,514	99,621	747,135	734,028
Other industries	25,133,146	1,790,800	164,225	23,342,345	24,968,920

Overseas offices and loans booked at offshore markets	8,350,468	1,988,550	1,412,310	6,361,917	6,938,157

Total	69,595,801	733,135	(40,691)	68,862,666	69,636,492

(2) Domestic consumer loans [Combined]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	18,376,063	(128,578)	(339,272)	18,504,642	18,715,335
Housing loans	17,113,720	66,057	(228,923)	17,047,663	17,342,643
Others	1,262,343	(194,635)	(110,348)	1,456,979	1,372,692

(3) Domestic loans to small and medium-sized companies [Combined]			(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
Domestic loans to small and medium-sized companies	40,139,694	(726,465)	(306,523)	40,866,159	40,446,217
Percentage to total domestic loans	65.53%	0.15%	1.02%	65.38%	64.50%

Note: Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Bank Limited, 264,900 million yen and 278,400 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

9. Loans and Deposits

[Non-Consolidated]

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of UFJ Bank Limited. The other figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited.

					(in millions of yen	)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	101,092,544	997,398	714,429	100,095,145	100,378,114
Deposits (average balance)	99,673,410	1,624,965	181,308	98,048,445	99,492,102
Loans (ending balance)	69,587,196	745,890	(39,284)	68,841,306	69,626,480
Loans (average balance)	69,542,144	(1,279,978)	625,303	70,822,123	68,916,840

[Combined]

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and “MUSP”. The average balances as of March 31, 2006 were adjusted by figures of the UFJ Bank Limited. The other figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	101,092,544	997,398	714,429	100,095,145	100,378,114
Deposits (average balance)	99,673,410	1,624,965	181,308	98,048,445	99,492,102
Loans (ending balance)	69,595,801	733,135	(40,691)	68,862,666	69,636,492
Loans (average balance)	69,555,896	(1,328,440)	621,055	70,884,336	68,934,840

10. Domestic Deposits

[Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited.

			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	52,051,663	783,361	178,784	51,268,301	51,872,878
Corporations and others	39,728,724	744,138	1,157,145	38,984,586	38,571,579
Domestic deposits	91,780,387	1,527,500	1,335,930	90,252,887	90,444,457

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

[Combined]

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	52,051,663	783,361	178,784	51,268,301	51,872,878
Corporations and others	39,728,724	744,138	1,157,145	38,984,586	38,571,579
Domestic deposits	91,780,387	1,527,500	1,335,930	90,252,887	90,444,457

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

11. Number of Employees [Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Number of employees	30,628	(519)	(1,158)	31,147	31,786

12. Number of Offices [Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	785	65	54	720	731
Head office and Branches	662	46	45	616	617
Sub-branches and Agencies	123	19	9	104	114
Overseas	80	(19)	(20)	99	100
Branches	39	(21)	(21)	60	60
Sub-branches	23	3	3	20	20
Representative offices	18	(1)	(2)	19	20
Total	865	46	34	819	831

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

13. Status of Deferred Tax Assets [Non-Consolidated]

The following figures for FY 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited. The following figures for FY 2004 and prior years disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]	(in billions of yen)

	Mar. 31, 2006
		vs. Mar. 31, 2005
Deferred tax assets	1,743.0	(74.0)
Allowance for loan losses	544.9	(393.9)
Write-down of investment securities	308.9	(82.1)
Net operating loss carryforwards	1,106.5	(100.6)
Reserve for employees’ retirement benefits	99.1	36.8
Unrealized losses on securities available for sale	—	—
Other	371.9	92.5
Valuation allowance	688.5	(373.3)
Deferred tax liabilities	1,143.2	655.9
Gains on placing trust for retirement benefits	45.0	(0.9)
Unrealized gains on securities available for sale	812.6	406.6
Other	285.5	250.2
Net Deferred tax assets	599.8	(729.9)
[Consolidated]
Net Deferred tax assets	645.4	(630.0)

(2) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]	(in billions of yen )

FY 2005
Net business profits before credit costs	1,087.7
Credit related costs	(485.9)
Income before income taxes	1,612.7
Reconciliation to taxable income	(1,391.2)
Taxable income	221.5

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]			(in billions of yen)

	FY2000	FY2001	FY2002	FY2003	FY2004
Net business profits before credit costs	912.9	1,052.8	1,188.4	1,170.2	1,201.4
Credit related costs	1,580.4	2,229.0	1,097.9	1,089.3	892.4
Income before income taxes	(498.2)	(1,698.4)	(833.3)	262.5	(47.3)
Reconciliation to taxable income	653.5	1,654.6	(1,873.2)	289.5	(311.4)
Taxable income	155.2	(43.7)	(2,706.5)	552.0	(358.8)

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the year ended March 31, 2006, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”, and (iii) we incurred costs for the merger.

(5) Realizability of Deferred Tax Assets at March 31, 2006 (Assumptions)

	(in billions of yen	)

	Five years total (2006 to 2010)
Net business profits (based on our business plan) (*1)	7,090.5
Net business profits (basis of realizability determination) (*2)	5,823.8
Income before income taxes (basis of realizability determination)	4,735.7
Taxable income before adjustments (basis of realizability determination) (*3)	5,511.2
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	4,365.4
Deferred tax assets at September 30, 2005 (*4)	1,743.0

(*1)	Before credit costs
(*2)	Based on the senario that short-term interest rate stays below assumptions for Business Plan.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference)	Assumptions for Business Plan

	FY 2006	FY2007	FY2008	FY2009	FY 2010
S/T interest rate (3 m/s TIBOR)	0.24%	0.37%	0.46%	0.48%	0.67%
L/T interest rate (10 year JGB)	1.89%	1.94%	2.07%	2.13%	2.27%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

14. Employees’ Retirement Benefits [Non-Consolidated]

(1) Benefit obligation

		(in millions of yen )

		As of March 31, 2006
Projected benefits obligation	(A)	1,218,795
Fair value of plan assets	(B)	1,487,522
Prepaid pension cost	(C)	187,728
Reserve for employees’ retirement benefits	(D)	11,153
Total amount unrecognized	(A-B+C-D)	(92,151)
Unrecognized prior service cost		(48,731)
Unrecognized net actuarial loss		(43,420)

Note : Discount rate for pension and retirement allowance are 2.2% and 1.7%, respectively.

(2) Net periodic cost of the employees’ retirement benefits

The following figures disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited.

(in millions of yen )

For the year ended March 31, 2006
Net periodic cost of the employees’ retirement benefits	57,529
Service cost	25,063
Interest cost	26,448
Expected return on plan assets	(36,944)
Amortization of prior service cost	(6,593)
Amortization of net actuarial loss	39,932
Other	9,623